UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA hereby communicates relevant information relating to the free-of-charge capital increase resolved by the General Meeting of BBVA shareholders held on 14th March 2014, under agenda item four, section 4.2, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information note related to the Dividend Option.

Madrid, 12th September 2014

INFORMATION NOTE

The General Meeting of BBVA shareholders held on 14th March 2014, under agenda item four, section 4.2, approved a free-of-charge capital increase for the instrumentation of the system of shareholder remuneration called “Dividend Option”, which permits shareholders to elect to receive their remuneration in BBVA shares or, at their election, in cash.

The execution of such free-of-charge capital increase will be proposed for consideration by BBVA’s Board of Directors, so that the Dividend Option may be implemented during October.

If BBVA’s Board of Directors approves the execution of such free-of-charge capital increase in the terms and conditions of the proposal, it is expected to be executed in accordance with the following timetable:1

•	24th September 2014: Communication of the number of rights necessary to receive one new share, and the definitive price at which BBVA has committed to purchase rights.

•	26th September 2014 (23:59 Madrid (Spain) time): Record date for allocation of rights.

•	29th September 2014: Rights trading period begins in Spain.

•	8th October 2014: Deadline for requesting payment in cash (sale of rights to BBVA).

•	13th October 2014: Rights trading period ends.

•	16th October 2014: Payment date to shareholders who have requested payout in cash (sale of rights to BBVA).

•	23rd October 2014: New shares allocated to shareholders.

•	24th October 2014: Initiation of ordinary trading of the new shares on the Spanish exchanges[2], subject to obtaining all necessary authorisations.

Finally, it is estimated that, assuming BBVA’s Board of Directors approves the proposal for the execution of such free-of-charge capital increase, the approximate purchase price at which BBVA will purchase rights, in accordance with the formula approved by the General Meeting of BBVA shareholders, will be around 0.08 euros per right.

Madrid, 12th September 2014

[1]	This schedule is tentative and will depend on approval from BBVA’s Board of Directors. Further, the relevant items may be modified or may vary on the overseas exchanges where BBVA shares or ADRs are traded.
[2]	Listing will also be requested on the overseas exchanges on which BBVA shares or ADRs are traded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 12, 2014	By:	/s/ Erik Schotkamp
	Name:	Erik Schotkamp
	Title:	Capital & Funding Managing Director